Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(137,479)	$(78,758)	$(82,592)	$(11,934)	$(16,249)
Additions:
Income taxes (recovery)	(4,291)	9,553	41,735	(165)	8,536
Noncontrolling interest in earnings of consolidated subsidiaries	6,461	6,863	8,429	10,378	5,566
Fixed charges, as shown below	113,893	58,267	50,577	39,528	27,404
Distributions received from equity-method investees	3,761	1,288	4,584	638	198
	119,824	75,971	105,325	50,379	41,704
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	281	633	213	866	(8)
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	281	633	213	866	(8)
Earnings (loss) as adjusted	(17,936)	(3,420)	22,520	37,579	25,463
Fixed charges:
Interest on indebtedness, expensed or capitalized	93,060	44,322	39,747	31,351	18,057
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	7,762	2,249	2,175	2,136	4,041
Interest within rent expense	13,071	11,696	8,655	6,041	5,306
Total fixed charges	$113,893	$58,267	$50,577	$39,528	$27,404
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Dollar amount deficiency	$131,829	$61,687	$28,057	1,949	1,941